Exhibit 99.1

June 13, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549 – 7561

Re: FREESEAS INC.

Commission File No. 000-51672

Ladies and Gentlemen:

We have read FREESEAS INC.’s Form 6-K dated June 2017 and we agree with the statements made regarding our firm. We have no basis to agree or disagree with other statements contained therein.

Sincerely,

/s/ RBSM LLP